SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549
                                         SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 6)*

                                  CONTINENTAL AIRLINES, INC.
                                      (Name of Issuer)

                           CLASS A COMMON STOCK, $0.01 PAR VALUE
                                (Title of Class of Securities)


                                          210795209
                                       (CUSIP Number)

                                    DOUGLAS M. STEENLAND
                   EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  NORTHWEST AIRLINES CORPORATION
                                      2700 LONE OAK PARKWAY
                                      EAGAN, MINNESOTA 55121
                                    TELEPHONE: (612) 727-6500
          (Name, Address and Telephone Number of Person Authorized to Receive
                                 Notices and Communications)

                                       November 15, 2000
                     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note:  Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of he Act (however, see the Notes).

CUSIP No.  210795209
-------------------------------------------------------------------------
1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Northwest Airlines Corporation (IRS Identification No. 41-1905580)
-------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)
-------------------------------------------------------------------------
3.   SEC Use Only
-------------------------------------------------------------------------
4.   Source of Funds
     OO (See Item 3)
-------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to

     Items 2(d) or 2(e)
     [  ]
-------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     State of Delaware
-------------------------------------------------------------------------
                                7.   Sole Voting Power
             NUMBER                  -0-
           OF SHARES
-------------------------------
          BENEFICIALLY          8.   Shared Voting Power
            OWNED BY                 9,514,868 shares
             EACH
-------------------------------
           REPORTING            9.   Sole Dispositive Power
          PERSON WITH                -0-

-------------------------------
                               10.  Shared Dispositive Power
                                    9,514,868 shares
-------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,514,868 shares
-------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (ii) Excludes Certain Shares
     [  ]
-------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Class A - 86.7% (See Item 5)
-------------------------------------------------------------------------
14.  Type of Reporting Person
     CO


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

     This Amendment No. 6 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on February 4, 1998, on behalf of Northwest Airlines Holdings Corporation, a Delaware corporation (formerly Northwest Airlines Corporation, "Holdings"), as amended by Amendment No. 1 thereto filed on March 5, 1998, Amendment No. 2 thereto filed on May 1, 1998, Amendment No. 3 thereto filed on November 30, 1998, Amendment No. 4 thereto filed on November 2, 2000, and Amendment No.5 thereto filed on November 8, 2000, relating to the Class A Common Stock, par value $.01 per share ("Issuer Class A Common Stock"), of Continental Airlines, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D, as amended.

Item 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No.5 thereto, is hereby amended and supplemented by adding the following at the end thereof:

     On November 15, 2000 the Issuer, Holdings, Northwest Airlines Corporation ("Northwest"), Northwest Airlines, Inc. and Air Partners, L.P. entered into definitive agreements providing for (1) the repurchase by the Issuer from Northwest and Holdings of 6,685,279 shares of Class A common stock of the Issuer for $450 million in cash; (2) the reclassification of each share of Class A common stock of the Issuer into
1.32 shares of Class B common stock of the Issuer (thereby rendering the remaining 1,975,945 shares of Class A common stock of the Issuer held by Northwest into 2,608,246 shares of Class B common stock of the Issuer);
(3) the issuance by the Issuer to Northwest Airlines, Inc. of one share of a new series of preferred stock ("Series B Preferred Stock") for a nominal price which will give Northwest Airlines, Inc. the right to block during the term of the Alliance Agreement, or if earlier, until the Preferred Stock becomes redeemable (a) certain business combinations involving the Issuer, (b) certain amendments to the Issuer's rights plan (or certain redemptions of rights thereunder), (c) any dividend or distribution of all or substantially all of the Issuer's airline assets, and (d) certain reorganizations and restructuring transactions involving the Issuer. The share of Series B Preferred Stock will be redeemable by the Issuer in certain circumstances. The existing alliance agreement (the "Alliance Agreement") between the Issuer and Northwest Airlines, Inc. will also be amended to extend its term through December 31, 2025 and to add additional termination rights in the event of certain business combinations that either the Issuer or Northwest might enter into with a third party airline.

     Except as described above, and except as described in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No.5 Northwest has no plans or proposals which relate to or would result in any of the matters described in paragraphs (a) to (j) under Item 4 of the
Schedule 13D.

Item 6            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THEISSUER

The response to Item 4 above is incorporated in this Item 6 by reference.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS


Exhibit 14. Omnibus Agreement dated as of November 15, 2000 among Continental Airlines, Inc., Northwest Airlines
               Corporation, Northwest Airlines Holdings Corporation,
               Northwest Airlines, Inc. and Air Partners, L.P. (incorporated by reference to Exhibit 99.2 to Continental Airlines, Inc.'s Current Report on Form 8-K, filed November 16, 2000 ("Continental's Form 8-K"))

Exhibit 15. Amended and Restated Certificate of Incorporation of Continental Airlines, Inc. (incorporated by reference to
               Exhibit 99.3 to Continental's Form 8-K)

Exhibit 16.    Termination of Northwest Airlines/Air Partners Voting
               Trust Agreement dated as of November 15, 2000 among Continental Airlines, Inc. and Northwest Airlines Corporation (incorporated by reference to Exhibit 99.5 to Continental's Form 8-K)

Exhibit 17. Certificate of Designations of Series B Preferred Stock Continental Airlines, Inc. (incorporated by reference to
               Exhibit 99.4 to Continental's Form 8-K)

Exhibit 18. Termination of Amended and Restated Governance Agreement dated as of November 15, 2000 among Continental Airlines, Inc., Northwest Airlines Corporation and Northwest Airlines Holdings Corporation (incorporated by reference to Exhibit 99.6 to Continental's Form 8-K)

Exhibit 19.    Termination of Supplemental Agreement dated as of
               November 15, 2000 among Continental Airlines, Inc., Northwest Airlines Corporation and Northwest Airlines Holdings Corporation (incorporated by reference to Exhibit 99.7 to Continental's
               Form 8-K)

Exhibit 20. Standstill Agreement dated as November 15, 2000 among Continental Airlines, Inc., Northwest Airlines Holdings Corporation, Northwest Airlines Corporation and Northwest Airlines, Inc. (incorporated by reference to Exhibit 99.8 to Continental's Form 8-K)

Exhibit 21. Amendment to Amended and Restated Registration Rights Agreement dated as of November 15, 2000 among Continental Airlines, Inc., Air Partners L.P. and Northwest Airlines Corporation (incorporated by reference to Exhibit 99.9 to Continental's Form 8-K)

Exhibit 22. Reoffer Purchase Agreement dated as of November 15, 2000 among Continental Airlines, Inc., 1992 Air, Inc., Northwest Airlines Corporation, Northwest Airlines Holdings Corporation and Air Partners, L.P. (incorporated by reference to Exhibit
               99.10 to Continental's Form 8-K)

Exhibit 23.    Amended and Restated Rights Agreement dated as of
               November 15, 2000 between Continental Airlines, Inc. and ChaseMellon Shareholder Services, LLC (incorporated by reference to Exhibit 99.11 to Continental's Form 8-K)

Exhibit 24.    Irrevocable Instruction Pursuant to Voting Trust
               Agreement (incorporated by reference to Exhibit 99.12 to Continental's Form 8-K)

Exhibit 25. Form of Transfer Restriction Agreement (incorporated by reference to Exhibit 99.13 to Continental's Form 8-K)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2000

                                             NORTHWEST AIRLINES CORPORATION


                                             By:  /s/ Douglas M. Steenland
                                                  -----------------------------
                                                  Douglas M. Steenland
                                                  Executive Vice President,
                                                  General Counsel and Secretary









































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